                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 METROCALL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  591 647 10 2
                                 (CUSIP Number)

                                 UBS CAPITAL LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                            ATTN: MR. MICHAEL GREENE
                                 (212) 821-6380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                NANCY FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                DECEMBER 18, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                           Page 1 of 15 pages.
                                                      Exhibit Index on page 15

                                  SCHEDULE 13D

CUSIP NO. 591 647 10 2                                  PAGE   2    OF 15 PAGES
-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
        UBS Capital LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a) / /
                                                              (b) / /

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
        SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
        AF, WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
   6
        Delaware
-------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                  1,544,019 shares of Common Stock, including
     BENEFICIALLY               1,088,654 shares of Common Stock subject to
       OWNED BY                 the Warrants described herein
         EACH           -------------------------------------------------------
       REPORTING           8    SHARED VOTING POWER
        PERSON                  -0-
         WITH           -------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9    1,544,019 shares of Common Stock, including
                                1,088,654 shares of Common Stock subject to
                                the Warrants described herein
                        -------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
  11                            1,544,019 shares of Common Stock, including
                                1,088,654 shares of Common Stock subject to
                                the Warrants described herein
-------------------------------------------------------------------------------
  12                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /
-------------------------------------------------------------------------------
                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                ROW (11)
  13                            Approximately 6.04% (based on 24,478,295 shares
                                outstanding on November 15,
                                1996)
-------------------------------------------------------------------------------
                                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                                OO
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

                  This Statement relates to the common stock, $.01 par value (the "Common Stock") of Metrocall, Inc. (the "Issuer"). The shares of Common Stock reported in this statement include 1,088,654 shares of Common Stock purchasable pursuant to certain presently exercisable warrants, dated November 15, 1996 (the "Warrants"), issued to UBS Capital LLC, a limited liability company organized under the laws of the State of Delaware, by the Issuer. The principal executive offices of the Issuer are located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This Statement constitutes the filing on Schedule 13D by UBS Capital LLC, a Delaware limited liability company ("UBS"). A list of the directors and executive officers of UBS appears on Appendix 1.

                  UBS Securities LLC, a Delaware limited liability company ("UBS Securities") owns 99% of the membership interests of UBS. Union Bank of Switzerland, a company organized under the laws of Switzerland ("Union Bank of Switzerland") owns 95% of the membership interests of UBS Securities. Union Bank of Switzerland is principally engaged in the general banking business and UBS Securities is principally engaged in the securities and investment banking businesses. A list of the managers and executive officers of UBS Securities and the directors and executive officers of Union Bank of Switzerland appears on Appendix 1.

                  (b) The address of the principal business office of UBS is as follows:

                           Reporting Person    Address

                           UBS Capital LLC     299 Park Avenue
                                               New York, New York 10171

                  The address of each of the managers and executive officers of UBS is c/o UBS Capital LLC, 299 Park Avenue, New York, New York 10171. The address of each of the managers and executive officers of UBS Securities is c/o UBS Securities LLC, 299 Park Avenue, New York, New York 10171. The address of each of the directors and executive officers of Union Bank of Switzerland is c/o Union Bank of Switzerland, Bahnhofstrasse 45, 8021 Zurich, Switzerland.

                  (c) The present principal occupation or employment of each of the managers and executive officers of each of UBS and UBS Securities and each of the directors and executive officers of Union Bank of Switzerland are set forth on Appendix 1.

                  (d) During the past five years, neither UBS, UBS Securities nor Union Bank of Switzerland nor, to the knowledge of UBS, any of the executive officers or managers of UBS or UBS Securities or any of the executive officers or directors of Union Bank of Switzerland, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                                                            Page 3 of 15 pages.

                  (e) During the past five years, neither UBS, UBS Securities nor Union Bank of Switzerland nor, to the knowledge of UBS, any of the executive officers or managers of UBS or UBS Securities or the executive officers or directors of Union Bank of Switzerland has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

                  (f) Each of UBS and UBS Securities is a Delaware limited liability company. To the knowledge of UBS, each executive officer and manager of each of UBS and UBS Securities is a citizen of the United States, except for Pierre de Weck, a member of the Board of Managers of UBS Securities, who is a citizen of Switzerland. Union Bank of Switzerland is a bank organized under the laws of Switzerland. To the knowledge of UBS, none of the executive officers and directors of Union Bank of Switzerland are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  UBS purchased an aggregate of 455,365 shares of Common Stock for total consideration (including brokerage commissions) of $2,167,537. UBS utilized funds for such purpose from its working capital.

                  Pursuant to a unit purchase agreement dated as of November 15, 1996, among the Issuer, UBS and certain other investors, UBS purchased Warrants to purchase 1,088,654 shares of Common Stock as part of units containing one share of Series A Convertible Preferred Stock (a "Preferred Share") and one Warrant to purchase 18.266 shares of Common Stock at an exercise price per share of $7.40 ("Units"), for total consideration of $14,900,000, of which a de minimis amount was allocated to the purchase of the Warrants. UBS obtained funds for such purpose from an affiliated entity.

                  If the Warrants are exercised, UBS intends to obtain the funds to pay for the shares of Common Stock to be purchased thereunder from various sources, including, without limitation, from working capital and/or from affiliated entities.

ITEM 4. PURPOSE OF TRANSACTION

                  UBS purchased the shares of Common Stock and the Warrants for investment purposes.

                  (a) UBS may, for investment purposes, acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in private transactions or otherwise. UBS has no current plans to dispose of its shares of Common Stock in the near future, but possesses registration rights with respect to the shares of Common Stock purchasable upon exercise of the Warrants. See Exhibit 4.

                  (b) Not applicable.

                                                            Page 4 of 15 pages.

                  (c) Not applicable.

                  (d) UBS has the right to appoint one of eleven members of the Issuer's Board of Directors.

                  (e) Not applicable.

                  (f) Not applicable.

                  (g) The Preferred Shares become convertible into Common Stock upon the occurrence of certain change of control events. In addition, certain change of control events require an affirmative vote or written consent of the holders of a majority of the then outstanding Preferred Shares. See Exhibit 2.

                  (h) Not applicable.

                  (i) Not applicable.

                  (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) UBS is the beneficial owner of 1,544,019 shares of Common Stock, including 1,088,654 shares of Common Stock subject to the Warrants described herein, or approximately 6.04% of the issued and outstanding shares of common stock of the Issuer as of November 15, 1996. The Warrants are exercisable at any time through and including November 15, 2001.

                  The Preferred Shares held by UBS are convertible into shares of Common Stock commencing on November 15, 2001 or upon the occurrence of certain change of control events. See Exhibit 3. Accordingly, UBS is not currently the beneficial owner of shares of Common Stock which it may receive upon conversion of Preferred Shares.

                  UBS Securities and Union Bank of Switzerland, through their direct and indirect ownership interests in UBS, may be deemed to be the indirect beneficial owners of such 1,544,019 shares of Common Stock. Union Bank of Switzerland may also be deemed to be the beneficial owner of 250 shares of Common Stock held by Banco de Lugano, a wholly-owned Swiss subsidiary of Union Bank of Switzerland, for the account of a client.

                  (b) UBS has the sole power to vote the 455,365 shares of Common Stock, and upon exercise of the Warrants, will have the sole power to vote the 1,088,654 shares acquired thereby. Prior to exercise, the Warrants are not accorded any voting rights.

                  (c) During the past sixty (60) days, UBS has engaged in the following transactions in shares of Common Stock:

                                                            Page 5 of 15 pages.

                                         Amount of Shares
Date of Transaction                  of Common Stock Involved         Price Per Share
-------------------                  ------------------------         ---------------
    11/15/96                               1,088,654*                           *
    12/12/96                                   5,600                          $3.81
    12/17/96                                   5,600                          $4.50
    12/17/96                                   5,000                          $4.56
    12/18/96                                     300                          $4.50
    12/18/96                                  10,000                          $4.56
    12/18/96                                 148,350                          $4.63
    12/18/96                                   7,579                          $4.69
    12/18/96                                  68,000                          $4.75
    12/18/96                                   5,000                          $4.81
    12/19/96                                   7,400                          $4.75
    12/19/96                                  11,400                          $4.81
    12/19/96                                  44,000                          $4.88
    12/20/96                                  23,300                          $4.75
    12/23/96                                   2,500                          $4.63
    12/23/96                                  44,500                          $4.69
    12/23/96                                  66,836                          $4.75

                  Except as indicated, all transactions involved purchases of shares of Common Stock on the Nasdaq National Market. Such purchases of Common Stock were made by UBS Securities, as agent for UBS and do not include commissions paid by UBS.

                  Except as set forth above, neither UBS nor, to the best knowledge of UBS, any person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

--------

* Purchase of Warrants to purchase 1,088,654 shares of Common Stock as part of Units purchased from the Issuer in a private transaction. The purchase price for each Unit was $250.00, of which a de minimis amount was allocated to the purchase of the Warrants.

                                                             Page 6 of 15 pages.

                  (d) To the best knowledge of UBS, no person other than UBS, UBS Securities or Union Bank of Switzerland has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the shares of Common Stock issuable upon exercise of the Warrants.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER

                  To the best knowledge of UBS, except as set forth herein or in the Exhibits filed herewith, neither UBS, UBS Securities nor Union Bank of Switzerland nor any of the managers, directors or executive officers of UBS, UBS Securities or Union Bank of Switzerland has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1. Unit Purchase Agreement dated as of November 15, 1996 among the Issuer, UBS and Certain Other Purchasers*

         2. Certificate of Designation, Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Convertible Preferred Stock of the Issuer*

         3. Warrant Agreement dated as of November 15, 1996 between the Issuer and The First National Bank of Boston, Warrant Agent*

         4. Registration Rights Agreement dated as of November 15, 1996 between the Issuer, UBS and the other Purchasers identified therein*


--------

* Incorporated by reference to the Issuer's Current Report on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed as of November 21, 1996.

                                                             Page 7 of 15 pages.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 1996

                                            UBS CAPITAL LLC

                                            By:   /s/   Justin Maccarone
                                               --------------------------------

                                                  Name: Justin Maccarone
                                                  Title:   Managing Director

                                            By:   /s/   George Duarte
                                               --------------------------------

                                                  Name: George Duarte
                                                  Title:   Managing Director

                                                             Page 8 of 15 pages.

                                                                     APPENDIX 1



                                 UBS CAPITAL LLC

                                BOARD OF MANAGERS



                                Richard C. Capone
                               Charles J. Delaney
                              Robert C. Dinerstein
                               Justin S. Maccarone

                                    OFFICERS

          Charles J. Delaney               President and Chief Executive Officer
          Robert C. Dinerstein             Senior Managing Director and Secretary
          Michael Greene                   Managing Director
          Justin S. Maccarone              Managing Director
          David Daniels                    Managing Director
          George A. Duarte                 Managing Director
          Charles Santos-Buch              Managing Director
          Marc Unger                       Chief Financial Officer
          Renata Jacobson                  Vice President
          Jeffrey W. Wald                  Vice President
          Ruth Webster                     Assistant Treasurer
          David Drabik                     Assistant Treasurer
          Sandra Costin                    Assistant Secretary
          Barbara A. Blanck                Assistant Secretary

                                                             Page 9 of 15 pages.

                               UBS SECURITIES LLC

                                BOARD OF MANAGERS

                                Richard C. Capone
                                 Pierre de Weck
                                 John P. Costas
                                 Marc K. Suvall

                               EXECUTIVE OFFICERS

          Capone, Richard C.               President
          Bozian, Alan G.                  Senior Managing  Director
          Costas, John P.                  Senior Managing  Director
          Goldstein, A. Ramy               Senior Managing  Director
          Rodman, Andrew O.                Senior Managing  Director
          Rosasco, Mark                    Senior Managing  Director
          Snow, Michael                    Senior Managing  Director
          Suvall, Marc K.                  Senior Managing  Director
          Ajello, James A.                 Managing Director
          Ali, Mir Syed                    Managing Director
          Allen, Michael J.                Managing Director
          Allen, Thomas                    Managing Director
          Anikewich, Stephen               Managing Director
          Apfel, Ronny I.                  Managing Director
          Barrett, Richard James           Managing Director
          Benjamin, Jeffrey D.             Managing Director
          Bhattacharya, Mihir              Managing Director
          Blackhurst, W. Robin             Managing Director
          Botts, Theodore                  Managing Director
          Brennan, Martin A.               Managing Director
          Brown, John                      Managing Director
          Burns, Gordon M.                 Managing Director
          Burstein, Alan N.                Managing Director
          Cardew, Piers A.                 Managing Director
          Clark, John W.                   Managing Director
          Cooke, John                      Managing Director
          Copeland, James R.               Managing Director and Secretary
          Croonenberghs, Olivier           Managing Director
          Cucchissi, Paul G.               Managing Director
          Cutillo, Thomas J.               Managing Director
          Daum, Robert C.                  Managing Director
          Delaney, Charles J.              Managing Director
          DeVerna, Robert J.               Managing Director
          Donatelli, Mike M.               Managing Director

                                                            Page 10 of 15 pages.

          Duarte, George                   Managing Director
          Dudack, Gail                     Managing Director
          Ellman, Mark                     Managing Director
          Fennebresque, Kim S.             Managing Director
          Feuille, James                   Managing Director
          Finnell, Michael H.              Managing Director
          Francis, Mark C.                 Managing Director
          Frey, Johannes                   Managing Director
          Frieman, Adam                    Managing Director
          Frumberg, Charles                Managing Director
          Gamarci, Jorge L.                Managing Director
          Ginsberg, Alan                   Managing Director
          Gonye, Lori                      Managing Director
          Grace, Howard Eden               Managing Director
          Gray, Donald M.                  Managing Director
          Grayson, Matthew                 Managing Director
          Greene, Michael                  Managing Director
          Hall, Carey                      Managing Director
          Handjinicolaou, George           Managing Director
          Hanley, Thomas H.                Managing Director
          Harnik, Peter L.                 Managing Director
          Hatch, Edward T.                 Managing Director
          Hradsky, Gregory T.              Managing Director
          Hutchins, Michael T.             Managing Director
          Jones, Steven M                  Managing Director
          Kaestli, Urs                     Managing Director
          Kantowitz, Robert                Managing Director
          Kaplan, Joel                     Managing Director
          Karl, Kenneth J.                 Managing Director
          Kaye, Joan B.                    Managing Director
          Kenney, David A.                 Managing Director
          Kilberg, Gary                    Managing Director
          Klimley, Brooks J.               Managing Director
          Lefever, David M.                Managing Director
          Lewis, Meriwether F.             Managing Director
          Long, Martin                     Managing Director
          MacCallum, David H.              Managing Director
          Maccarone, Justin                Managing Director
          Mahaffy, Michael T.              Managing Director
          McCulley, Paul                   Managing Director
          McLendon, Charles                Managing Director
          Meltzer, Linda B.                Managing Director
          Nau, Robert Andrew               Managing Director
          Navarro, Samuel E.               Managing Director
          Neely, K.Dean                    Managing Director

                                                            Page 11 of 15 pages.

          O'Reilly, Kevin                  Managing Director
          O'Rourke, John M                 Managing Director
          Okun, Robert B.                  Managing Director
          Ostro, Marc J.                   Managing Director
          Pedhazur, Hadar                  Managing Director
          Pittarelli, Ernest A.            Managing Director
          Price, John                      Managing Director
          Quinn, Norman P.                 Managing Director
          Renfield-Miller, Douglas         Managing Director
          Rye, Manit                       Managing Director
          Schafrann, Richard               Managing Director
          Schwartz, Simeon                 Managing Director
          Selig, Stefan                    Managing Director
          Skwarek, Lucia                   Managing Director
          Smith, Gerard L.                 Managing Director
          Spooner, Roger                   Managing Director
          Stachnik, James J.               Managing Director
          Steiner, Barbara T.              Managing Director
          Steuerer, Michael G.             Managing Director
          Sunderland, Donald N.            Managing Director
          Testwuide IV, Konrad             Managing Director
          Thalheim, Neil                   Managing Director
          Thaw, Mitchell A.                Managing Director
          Wargnier, Paul G.                Managing Director
          Wells Jr., Edwin                 Managing Director
          White, Brenda                    Managing Director
          Whitworth, David T.              Managing Director
          Widas, Bruce J.                  Managing Director
          Williams, W. Daniel              Managing Director
          Willis, Steven                   Managing Director
          Wilson, Timothy                  Managing Director
          Wilton, Pamela                   Managing Director
          Wolf, Robert                     Managing Director
          Wolfe, Stephen W.                Managing Director
          Woolfrey Sr., William James      Managing Director
          Zimmer, Janet                    Managing Director and Assistant Secretary



                                                            Page 12 of 15 pages.

                            UNION BANK OF SWITZERLAND
                               BOARD OF DIRECTORS


Robert Studer*                              Schonenberg, Chairman

Hans Heckmann*                              Schlieren, Vice Chairman

Markus Kundig*                              Zug, Vice Chairman, Publisher

Marc C. Cappis                              Herisau, Managing Director of Huber + Suhner Ltd., Herisau
                                            AR/Pfaffikon ZH

Fritz Fahrni                                Islikon, President of the Corporate Executive Management of Sulzer
                                            Ltd., Winterthur

Kurt E. Feller                              Wollerau, Managing Director and Chief Executive Officer of Rieter
                                            Holding Ltd., Winterthur

Charles R. Firmenich                        Genthod, Vice Chairman of the Board of Firmenich (International)
                                            SA, Geneva

Hannes Goetz*                               Ruschlikon, Chairman of the Board of Swissair, Zurich Airport

Hans K. Jucker                              Kusnacht, Chairman of the Board of Alusuisse-Lonza Holding Ltd.,
                                            Zurich

Reto Mengiardi                              Chur, Attorney and Notary Public

Rolf A. Meyer*                              Basle, Chief Financial Officer and Member of the Executive
                                            Committee of Ciba-Geigy Ltd., Basle

Anne-Lise Monnier-Blaile                    Gland, Pharmacist and Chairwoman of the Board of Ofac, Geneva

Andreas Reinhart*                           Winterthur, Chairman of the Board of Volkart Brothers Holding Ltd.,
                                            Winterhur

Maria Reinshagen                            Zurich, Vice President of Christie's (International) SA Switzerland

Rene K. Ruepp                               Pfaffhausen, Chairman of the Board and Chief Executive Officer of
                                            Forbo Holding SA, Eglisau

Alfred N. Schindler*                        Hergiswil, Vice Chairman and Chief Executive Officer of Schindler
                                            Holding AG, Hergiswil

Johann-Niklaus Schneider-                   Langenthal, Chairman of the Board and Managing Director
Ammann                                      of the Ammann Group, Langenthal

Manfred Zobl                                Ruschlikon, Chairman of the Corporate Executive Board of Swiss
                                            Life/Rentenanstalt, Zurich

Franz Lusser                                Zug, Secretary of Union Bank of Switzerland

*Member of the Board of Directors Committee

                                                            Page 13 of 15 pages.

                            UNION BANK OF SWITZERLAND
                              GROUP EXECUTIVE BOARD


          Mathis Cabiallavetta             President of the Group Executive Board
          Werner Bonadurer                 Executive Vice President
          Arthur Decurtins                 Executive Vice President
          Ulrich Grete                     Executive Vice President
          Felix Fischer                    Executive Vice President
          Stephan Haeringer                Executive Vice President
          Karl Janjori                     Executive Vice President
          Pierre de Weck                   Executive Vice President

                                                            Page 14 of 15 pages.

                                Index to Exhibits



EXHIBIT                                                                                 PAGE NO. IN
                                                                                        SEQUENTIAL
                                                                                        NUMBERING SYSTEM
                                                                                        ----------------

1. Unit Purchase Agreement dated as of November 15, 1996 among the Issuer, UBS and Certain Other Purchasers*

2.       Certificate of Designation, Numbers, Powers, Preferences and
         Relative, Participating, Optional and Other Rights of Series A
         Convertible Preferred Stock of the Issuer*

3. Warrant Agreement dated as of November 15, 1996 between the Issuer and The First National Bank of Boston, Warrant
         Agent*

4. Registration Rights Agreement dated as of November 15, 1996 between the Issuer, UBS and the other Purchasers identified therein*

--------

* Incorporated by reference to the Issuer's Current Report on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed as of November 21, 1996.

                                                            Page 15 of 15 pages.